Brian Recor, Esq. Admitted in Florida, California & Paris RECOR RIEBER, P.A. 701 Brickell Avenue, Suite 2280 Miami, Florida 33131 (USA) Brian@RecorRieber.com +1 305 988 8002

VIA EDGAR

March 30, 2017

Christian Windsor, Special Counsel

Office of Financial Services

Mail Stop 4720

Securities & Exchange Commission

Washington, DC 20549

Re:	Our MicroLending, LLC Offering Statement on Form 1-A,
Amendment No. 1, Filed January 4, 2017
File No. 024-10595

Dear Mr. Windsor:

This is in response to your January 31, 2017 letter regarding OUR MicroLending, LLC’s proposed offering statement. Thank you for the detailed comments, which we have replicated below in italics, along with answers to your questions or explanations. We are submitted a new offering statement, Amendment No. 2, today through the EDGAR system, and we respectfully ask that the SEC qualify the amended offering.

Risk Factors

Risks Relating to Our Business

If we are unable to control the level of non-performing loans in the future…page 4

1. Revise this risk factor to present the total balance of loans that were more than 180 days past due, rather than presenting the balance net of loan loss reserves. Investors should be able to understand the total number of loans that are significantly delinquent, as well as the extent to which you have loan loss reserves to cover those delinquencies. Make conforming changes to your disclosure regarding loans that are 90 days past due on page 16.

Revised accordingly.

Description of Business and Management Discussion of Financial Condition

Overview, page 10

2. We note your discussion regarding your administration of $4.85 million in funds under the Florida Microfinance Act. We also note your disclosure in Note 4 of audited financials in which you state that $4,776,750 of these funds, held in CD’s, were “due to the state.” To the extent that you may have to make significant repayments of the grant funds, or the funds provided by the State of Florida, please revise your disclosure to highlight this future claim on your cash. Alternatively, please explain this potential discrepancy.

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Revised accordingly.

Defaults; Collection Activities, page 16

3. Please revise the disclosures regarding loans with an aggregate principal amount which were classified as more than 90 days past due to be consistent with the amounts appearing in Note 5 – Allowance for Loan Losses on page 13.

Revised accordingly.

Part F/S Financial Statements

Independent Auditor’s Report, page 2

4. Please revise the audit opinion to include the consolidated statements of operations.

Revised accordingly.

Consolidated Statement of Cash Flows, page 6

5. We acknowledge your response to prior comment 10. Please revise the consolidated statement of cash flows to reflect accrued interest expense and deferred income as cash flows from operating activities. Please also revise the interim financial statements accordingly.

Revised accordingly.

6. Please disclose when you received the FY 2015 and FY 2016 awards of $200,000 from the CDBG Block of the Miami-Dade County. Please tell us how these awards were recorded in the consolidated statements of cash flows.

Revised accordingly. Please refer to revised Note 17 of the Financial Statements. The Company fully recognized this award as Income at the moment the service was performed under the agreement; the rest is kept as Deferred Income. Therefore, this award is registered as Net Income in the cash flow and the corresponding journal entry can be found in the Statement of Operations.

7. You received a $600,000 award from the CDFI Fund. Please tell us where you disclosed this award in the consolidated statements of cash flows.

The Company recognized this award as Income. The income is fully recognized at the moment the service under agreement is done, the rest is kept as Deferred Income. So, in our financials this Award is reflected as Net income in the cash flow and the registration can be found in the Statement of operations.

Note 6 – Accounts Receivable – Other, page 13

8. The Accounts Receivable – Other amount is $0 at December 31, 2014. Please revise the disclosure that the Accounts Receivable – Other amount is $850,000 at December 31, 2014.

Revised accordingly.

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Note 18 – Fair Value Measurements, pages 17-18

9. We acknowledge your response to prior comment 13. Please expand the disclosure to provide information at and for the year ended December 31, 2014.

Revised accordingly.

10. We acknowledge your response to prior comment 16. Please revise your disclosures to provide qualitative information on how the internal risk ratings relate to the likelihood of loss.

Revised accordingly. Please refer to the Offering Circular page 17, at the paragraph beginning “The Company uses credit quality…”).

Note 7 – Other Assets, page 14

11. We acknowledge your response to prior comment 18. Please cite for us the applicable accounting literature which allows you to capitalize promotion and publicity expenses and bonuses.

Revised accordingly.

Previously, the Company inaccurately had grouped other assets with prepaid expenses; all notes in the financial statements have been revised. Other assets are capitalized costs with finite lives, which are amortized on a straight-lines basis over their estimated useful lives. Prepaid expenses include expenses paid in advance. Expenses related to the preparation of the Offering Circular filed under “Regulation A” with the U.S. Securities and Exchange Commission, as well as expenses related to external consultants and auditors, CPA, and costs incurred in the Website Application and Infrastructure Development Stage, specifically costs incurred to purchase software tools, are amortized over 2 years. Other assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

Recently Issued Accounting Standards

12. We acknowledge your response to prior comment 19. Please disclose the impact of recently issued accounting standards not yet adopted by the company.

Revised accordingly. Please see revised Note 2 to the Financial Statements (“Recent Accounting Pronouncements”).

Consolidated Financial Statements

September 30, 2106 (Unaudited)

13. Please revise the headings on pages 1, 2 and 4 to read Our MicroLending LLC and Subsidiary and refer to the Consolidated Balance Sheet, Consolidated Statement of Operations and Consolidated Statements of Cash Flows.

Revised accordingly.

Consolidated Statements of Operations, page 2

14. You appear to have recognized $522,950 of the $650,000 CDFI Award received on March 21, 2016 and fully disbursed on April 30, 2016 in the 2015 fiscal year. Please tell us why you recognized revenue in 2015 for the CDFI Award received in 2016.

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The Company recognized the $522,950 because the CDFI notified us about the Award on 2015 and we immediately start providing the service under agreement (fund loans under the target market) as we know the risk of the Department of the Treasury of not paying the award is null. The management allocates other available resources to provide the service, so during 2015 the company funds $522,950 out of the $650,000. Also, the agreement with the CDFI Fund stated that the performance period start on September 2015 even is funds haven’t been received or disbursed.

Consolidated Statements of Cash Flows, page 4

15. Please provide us with the changes in other current assets, Other assets, Accounts payable, CDFI award FY 2015 and Deferred Income that support the amounts disclosed in the Consolidated Statement of Cash Flows.

Please refer to the table below:

Other Current Assets	9/30/2016
CDBG Block - Miami Dade County	$(200,000)
Commission Advanced	$11,029
Prepaid Expenses	$(11,600)
Other current assets - General	$(28,690)
$(229,261)

Other Assets	9/30/2016
Website and ads	$(47,310)
Capitalized expenses Reg A	$(67,285)
Loan Portfolio software	$(14,400)
Other Assets - General	$(4,000)
$(132,995)

Accounts payable	9/30/2016
Expenses paid on behalf the client	$(3,838)
$(3,838)

CDFI Award FY 2015	9/30/2016
CDFI Award FY 2015	$650,000
$650,000

Deferred Income	9/30/2016
CDFI Award FY 2015	$(127,050)
MFLP - Income	$(12,798)
Unrealized gains/losses on Investments	$5,197
Payment no Indentified from clients	$(2,576)
$(137,227)

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Part III – Exhibits

Exhibit 6. Auditor Consent

16. We acknowledge your response to prior comment 21. We are unable to find Exhibit 6. Please file a signed and dated consent from your independent registered public accounting firm.

An updated Exhibit 6 is attached to Amended Statement.

Sincerely,

/s/ Brian Recor, Esq.

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